

March 10, 2011

Christopher Viehbacher
Chief Executive Officer
Sanofi-Aventis
174, Avenue de France
75013 Paris, France

> **Re:** **Sanofi-Aventis**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 1-31368**

Dear Mr. Viehbacher:

We have reviewed your February 14, 2011 response to our January 20, 2011 letter and have the following comment. In our comment, we refer to your December 31, 2010 Form 20-F filed on March 1, 2011 solely to determine your compliance with our outstanding comment and have not otherwise reviewed that filing.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Pharmaceutical Products

Clinical Portfolio, page 42

1. We acknowledge your response to our comment one and your assertion that no project in your portfolio accounts for 5% or more of the research and development expense for the year ended December 31, 2009. You therefore believe that disclosing the breakdown of costs incurred in the various distinct fields or projects is not meaningful to investors. We also acknowledge your disclosure of research and development expense by pharmaceuticals and vaccines segment in your 2010 Form 20-F. However, since research and development is a significant expense and since the product pipeline is generally a significant component of the value of a pharmaceutical company, we believe information regarding how research and development activities are managed and the expenses incurred are material to investors. Please provide us proposed disclosures to be included in future filings that provide greater insight into your research and development activities. At a minimum, please address the following additional comments:

- Please disclose the composition of total research and development expense shown in the financial statements for each period presented. In this regard, please provide a breakdown of these costs that best conforms to how you manage your research and development activities. For example, we believe distinguishing between preclinical and clinical development categories and further by late stage, such as phase III development categories, along with providing the number of projects in each category may help provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class or by various distinct fields (i.e. metabolic disorders, oncology, cardiovascular, thrombosis, central nervous system, internal medicine, ophthalmology and vaccines), we believe that further enhances the understanding of the research and development expenses and trends.

- If based on known events, trends, demand, commitments or uncertainties, future research and development expenses or the mix of research and development expenses is reasonably likely to differ from current trends, please disclose the reasons for the expected changes and the related amounts. If an estimate of the amounts cannot be made, please disclose this uncertainty.

- Please revise your disclosure of projects that are in late stages of development in your Business Overview discussion in your 2010 Form 20-F to:
  - Not only list the current phase of development of the projects, but also list the month and year it entered that phase;
  - Indicate the significant patents associated with the projects and their expiration dates;
  - Disclose significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;
  - Disclose future milestones that can be reliably determined, such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant